[LETTERHEAD OF ANDREWS KURTH LLP]


                                October 11, 2005



U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549

Re: China BAK Battery, Inc., formerly known as Medina Coffee, Inc. Pre-effective Amendments I and 2 to Registration Statement on Form SB-2 Filed June 22 and 27, 2005
         File No. 333-122209

Ladies and Gentleman:

         On behalf of China BAK Battery, Inc. (the "Company"), we have electronically transmitted herewith Pre-Effective Amendment No. 3 to the Registration Statement on Form SB-2, which has been marked to indicate the change effected by this amendment. In addition, we have today forwarded by overnight delivery five (5) marked copies of Amendment No. 3, c/o Edward M. Kelly, for the convenience of the Staff.

         This letter responds to the Staff's letter of comment, dated August 2, 2005, on behalf of the Company.

1.       Comment: Risk Factors, page 4
         -----------------------------

         a. Refer to prior comment 6. As requested previously, revise the ninth factor.

         b. We assume that inclusion of the words "could be" in the thirty-first risk factor's heading are inadvertent. Please delete.

Response:         The risk  factors have been amended and restated to conform to
--------          the risk factors  included in Amendment No. 1 to the Quarterly
                  Report on Form  10-QSB for the  quarter  ended  June 30,  2005 filed with the Commission on September 1, 2005.

2.       Comment: Suppliers. page 29

         ---------------------------
         Expand your disclosure to discuss any material contracts that you have entered into with your suppliers relating to energy and materials used in the production of your products.

U.S. Securities and Exchange Commission
October 11, 2005
Page 2


Response:         We have modified the Disclosure in accordance with the Staff's
--------          comments.

3.       Comment: Description of Our Capital Stock, Page 37

         Remove from this section's first paragraph the statement that the description of China BAK Battery's capital stock is "qualified in its entirety" by information outside the prospectus. This section should include all of the disclosure required by Item 202 of Regulation S-B.

Response:         We have removed the statement in  accordance  with the Staff's
--------          comment.

4.       Comment: Selling Stockholders, Page 38
         --------------------------------------

         Refer to (28) after the names of Robert G. and Judith T. Rader in the table. We are unable to locate the related footnote disclosure. Please revise.

Response:         We have modified the Disclosure in accordance  with the Staffs
--------          comments.

5.       Comment:  Report of Independent Registered Public Accounting Firm. page
         F-1
         -----------------------------------------------------------------------

         The independent auditor's report included in your filing is not signed by your auditor. Obtain from your auditor a signed audit report. Also ensure that an updated consent is filed with your next amendment.

Response:         A signed  audit  report is  included  in  Amendment  No. 3. An
--------          updated  consent is included as Exhibit 23.1 to Amendment  No.
                  3.

6.       Comment: Financial Statements
         -----------------------------

         a. Update your disclosures here and elsewhere in the filing to include financial information through June 30, 2005.

Response:         We have modified the Disclosure in accordance  with the Staffs
--------          comments.

         b. As requested previously, provide us the summarized balance sheet of Medina Coffee, the shell company immediately before the transaction with BAK International, the operating company. Also provide us the summarized balance sheet of BAK International immediately before the transaction with Medina Coffee.

Response:         Please see Appendices A and B attached hereto.
--------


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U.S. Securities and Exchange Commission
October 11, 2005
Page 3




7.       Comment: Statements of Changes in Stockholders' Equity, page F-4
         ----------------------------------------------------------------

         a. Confirm to us that BAK Battery did not issue or retire any shares of its common stock during the period from September 30, 2002 through September 30, 2004.

Response:         The  Company has  confirmed  that there were no  issuances  or
--------          retirements  of any  shares of BAK  Battery  during the period from September 30, 2002 through September 30, 2004.

         b. We read your July 21, 2005 correspondence and your response to prior comment 35. Based on your response, it appears that five shareholders, representing 1.85% of the shares of BAK Battery immediately before the transaction with BAK International, did not receive shares of BAK International upon the consummation of the transaction. Expand your disclosure to include in a footnote the effect that the transaction had on these shareholders and the accounting treatment used to eliminate these shares, including the line items impacted and their related amounts.

Response:         The Company's accountants have added the following disclosure.
--------          Disclosure  has  been  added  to  Note  1 to  explain  that  5 shareholders in Shenzhen BAK Battery Co., Ltd. did not receive shares in BAK  International,  Ltd  wider the share  exchange.
                  Further  disclosure  has  been  added  to  explain  that the 5 shareholder  interests were  transferred to the other existing
                  shareholders   as   well   as  7  new   shareholders   in  BAK
                  International, Ltd. The disclosure further explains that the total number of shares outstanding remained unchanged and the accounting for the transaction.

         c. We read your July 21, 2005 correspondence and your response to prior comment 35. Based on section III of your correspondence, it appears that 1,013,554 shares of common stock were issued to shareholders that were not initially shareholders of Shenzhen BAK Battery Co., Ltd. or BAK International, Ltd. These shareholders are numbered 12-18 in the table in section III of your correspondence. Disclose in a footnote how and when you reflected or intend to reflect the issuance of these shares. Also disclose the value that these shares were or will be issued at in your statement of stockholders' equity, including the line items impacted and their related amounts. Also disclose the accounting treatment used to record the transaction in accordance with U.S. GAAP.

Response:         See the response to the immediately preceding comment.
--------
         d.       You state on page F-8 that BAK  International,  Ltd.  acquired
                  100% of the outstanding shares of Shenzhen BAK Battery Co., Ltd. for a total consideration of $11.5 million on November 6, 2004. However, you disclosed in note 14 to the financial statements that during the year ended September 30, 2004 the

U.S. Securities and Exchange Commission
October 11, 2005
Page 4

                  existing stockholders contributed cash in the amount of $10,875,918 that was recorded as an increase to additional paid-in capital in your financial statements. You stated in your response to prior comment 35 that the $11.5 million was recorded as if it had occurred during the year ended September 30, 2004. Tell us the accounting guidance that you used in determining that this should be recorded in the year ended September 20, 2004 rather than during the year ended September 30, 2005. Also tell us how this was reflected in your statements of cash flows.

Response:         The   Company's   accountants   have   advised   us  that  the
--------          contribution of cash to BAK International, Ltd. of $11,500,000 was an integral part of the share exchange transaction between
                  BAK  International,  Ltd. and  Shenzhen BAK Battery Co.,  Ltd.
                  This element of the  transaction  was necessary to accommodate certain  provisions  of PRC and Hong Kong law. As this element of the  transaction  was  inseparable  from the share exchange
                  transaction,   which  was  given  retroactive  treatment,  the
                  $11,500,000 was given accounting  recognition by the Company's
                  accountants   in  the  same  period  as  well.  The  Company's
                  accountant's have advised that they followed the accounting principles for reverse acquisitions found under APB 16 and FAS
                  141 as well as rule 3.02 under Regulation S-B..

                  The Company has advised that the $11,500,000 was contributed into BAK International, Ltd. by the shareholders (on or about November 6, 2004) and was immediately disbursed to purchase the interests of Shenzhen BAK Battery Co., Ltd. The accounting treatment was reflected as part of the recapitalization.

         e. You stated in your response to prior comment 35 that you received $11.5 million from the BAK International, Ltd. shareholders. Based on your current disclosure, it appears that you have only recorded approximately $10.9 million as contribution of cash by stockholders. Expand your disclosure to include an explanation for the apparent $0.6 million difference.

Response:         The Company's accountants have advised us that the transaction
--------          involving the amount of  $11,500,000  in  connection  with the merger of BAK International, Ltd. and the contribution of cash by the  stockholders  recorded on the  statement of changes in stockholders'  equity for the year ended September 30, 2004 in
                  the  amount  of   $10,875,918   are   separate   and  distinct
                  transactions.

                  The Company has advised us that the contribution of cash in the amount of $10,875,918 occurred on or about December 22, 2003 (fiscal year ended September 30, 2004) and was a pure contribution of cash with no stock issued or any costs associated therewith.

                  The transaction involving the 11,500,000 is disclosed as an event occurring subsequent to the year end September 30, 2004 in Note 18.

U.S. Securities and Exchange Commission
October 11, 2005
Page 5



         f. Provide us a shareholder list for BAK International immediately before the transaction with Medina Coffee. Include in your response the names of the shareholders and the corresponding number of shares held by each shareholder.

Response:         Please see the shareholder list attached hereto as Schedule 1.


         g. Based on the information that you provided in your July 21, 2005 correspondence, it appears that the information in exhibit B includes transactional information that relates to the private placement discussed on page F-23 of your Form SB-2/A. If these shares in the private placement were not issuances of BAK International as we assume and included in the list requested above for the shareholder list of BAK International immediately before the transaction with Medina Coffee, tell us which entity issued these shares. Also tell us what accounting consideration you gave to these issuances in recording the transaction between BAK International and Medina Coffee.

Response:         The Company has  confirmed  that the shares were issued by BAK
                  International, Ltd.

         h. Your response to prior comment 36 states that you have 40,978,533 total outstanding shares of common stock. However, your statements of changes in stockholders' equity indicate your total outstanding shares of common stock to be 39,826,075. The 1,152,458 share discrepancy appears to be the post-transaction shares effectively issued to the former shareholders of Medina Coffee. Disclose the date of the effective issuance of these shares, the number of shares effectively issued, the value that they were or will be reflected at in your statement of shareholders' equity, and the line items impacted, including the related amounts.

Response:         The   Company's   accountants   have  revised  the   financial
--------          statements  to  include  the   additional   1,152,458   shares
                  outstanding  from  the  exchange  with  Medina  Coffee,   Inc.
                  Pursuant to the Company's  accountants  this  transaction  was described in Note 1 to the financial  statements.  Pursuant to the Company's  accountants  the shares were accounted for as a recapitalization  and accordingly  common stock and additional
                  paid  in  capital   have  been  revised  to  account  for  the
                  additional shares.


8.       Comment: Notes to Financial Statements, page 17
         -----------------------------------------------

         Expand your disclosures to include also notes to the financial statements for the period ended March 31, 2005.

U.S. Securities and Exchange Commission
October 11, 2005
Page 6

Response:         The notes for the interim periods ended June 30, 2005 from the
--------          10-QSB have been added to the financial  statements under Note
                  21 by the Company's accountants. See also the response at Item
                  6 above.

9. Comment: Note 4. Summary of Principal Accounting Policies N. Revenue Recognition, Returns and Warranties, page F-13
         -----------------------------------------------------------------------

         We read your response to prior comment 50 and your revised disclosure. Your response does not address how you determined that it was appropriate to record the amount relating to the warranty reserve at the end of the year rather than when the sales occur. Please advise.

Response:         The  Company's   accountants  have  revised  Note  4N  to  the
--------          financial  statements  to  clarify  the  Company's  policy for recording product claims and warranties. As disclosed, the Company's policy is to record a provision for potential returns and claims based on its historical experience. The
                  Company records this accrual whenever GAAP financials are published.

10.      Comment: Note 7. Long-Term Assets, name F-19
         --------------------------------------------

         Expand your disclosure to discuss the types of indirect costs that you capitalize.

Response:         The  Company's  accountants  have added  disclosure  to Note 7
--------          Long-Term  Assets to discuss the types of indirect  costs that are capitalized.

11.      Comment: Information not Required in the Prospectus, page II-1
         --------------------------------------------------------------

         Refer to prior comment 57. As requested previously, disclose that China BAK Battery does not maintain the insurance.

Response:         The Company has  purchased  insurance and we have modified the
--------          Disclosure.

12.      Recent Sales of Unregistered Securities, page II-1
         --------------------------------------------------

         Refer to prior comment 58. As requested previously, state the value of the 39,826,075 shares of common stock issued in the stock exchange transaction on January 20, 2005.

Response:         Disclosure has been added to the "Recent Sales of Unregistered
--------          Securities"  to disclose the  consideration  given for each of the share transactions.

U.S. Securities and Exchange Commission
October 11, 2005 Page 7

13.      Comment: Exhibits 10.3 and 10.4
         -------------------------------

         Refer to prior comment 60. As noted previously, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Refer to section 1 of exhibit 10.3 and sections 1.3 and 2(a) of exhibit 10.4, and revise or advise.

Response:         The complete  documents at Exhibit 10.3 and 10.4 will be filed
--------          by amendment.

14.      Comment:  Exhibits 10.5, 10.6. 10.7, 10.8, 10.9, 10.10,  10.11.  10.12,
         10.13,  10.14,,1 0.15. 10.16. 10.17, 10.18, 10.19, 10.21, 10.22, 10.23,
         10.24,  10.25,  10.26, 10.27, 10.28, 10.29, 10.30, 10.31, 10.32, 10.33,
         10.34,  10.35,  10.36, 10.37, 10.38, 10.39, 10.40, 10.42, 10.43, 10.44,
         10.45 and 10.46
         -----------------------------------------------------------------------

         a. Refer to prior comment 61. For each exhibit specified above, tell us why China BAK Battery is not required under paragraph
                  (c)(2)(iv) or paragraph (c)(2)(v) of Rule 403 of Regulation C under the Securities Act to submit a fair and accurate English translation of the entire foreign language document. For example, it appears that Mr. Xianggian Li, a director and officer of China BAK Battery, is a party to the agreements filed as exhibits 10. 11, 10. 13, 10.15, 10.23, 10.30, 10.33, and 10.44 and that Jilin Province Huaruan Technology Company, Ltd., a corporation owned by Mr. Li, is a parry to the agreements filed as exhibits 10. 9, 10.11, 10.13, 10.15, 10.
                  19, and 10.41. Note that paragraph (c)(3)(ii) of Rule 403 is applicable only if China BAK Battery is able to satisfy paragraph (c)(3)(i)(A) of Rule 403 or paragraph (c)(3)(i)(B) of Rule 403.

Response:         Exhibits 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15,
--------          10.16 and 10.17  have been  deleted as those  agreements  were terminated in connection with the agreements  entered into and incorporated  by reference at Exhibits  10.18,  10.29,  10.30,
                  10.32 and 10.35 to  Amendment  No. 3. In  addition,  Mr. Li, a director and officer of China BAK Battery, is the guarantor on the contacts  incorporated  by  reference  at Exhibits  10.12,
                  10.19, 10.22,  10.30, 10.37 and 10.44 and accordingly,  a full
                  translation  is   incorporated   by  reference  to  the  fully
                  translated  documents  attached as  exhibits to the  Company's
                  Quarterly Report on Form 10-QSB for the quarter ended June 30,
                  2005 filed with the  Commission  on August 19, 2005 (the "June
                  30,  2005  Form  10-QSB").   Also,   Jilin  Province   Huaruan
                  Technology Company, a corporation controlled by Mr. Li, is a party to the contract found at Exhibit 10.41 in Amendment No.
                  2 to the  Registration  Statement  on Form SB-2,  now found at
                  Exhibit 10.33 of Amendment No. 3. A full translation of that guaranty is incorporated by reference to the exhibits to the June 30, 2005 Form 10-QSB. The contracts incorporated by reference (to the exhibits to the June 30, 2005 Form 10-QSB)

U.S. Securities and Exchange Commission
October 11, 2005
Page 8


                  at Exhibits 10.5 through 10.40, other than Exhibits 10.12, 10.19, 10.22, 10.30, 10.33, 10.37 and 10.44 are summarized pursuant to Rule 403(c)(3)(i)(A).

         b. Refer to prior comment 62. As noted previously, if a English summary of a foreign language document is submitted under Rule 403(c)(3) of Regulation C under the Securities Act, the English summary must fairly and accurately:

                  o Summarize the terms of each material provision of the foreign language document.

                  o        Describe   the  terms  that  have  been   omitted  or
                           abridged.

                  It does not appear that you have described the terms that have been omitted or abridged in the exhibits specified above as required by paragraph c(3)(ii)(B) of Rule 403. Please revise.

Response:         Exhibits  10.5  through  10.40,   which  are  incorporated  by
--------          reference  (to the exhibits to the June 30, 2005 Form 10-QSB), other than Exhibits 10.12,  10.19,  10.22, 10.30, 10.33, 10.37 and 10.44, were revised to include a summary of the items that have been omitted.

                                                  Very truly yours,

                                                  /s/ Robin H. Bradford

                                                  Robin H. Bradford


                                  Appendix "A"

                            BAK International Limited
                         and It. Wholly Owned Subsidiary
                         Shenzhen BAK Battery Co., Ltd.
                            Pro Forma Balance Sheets
                             As at November 6, 2005

                                                               BAK Intl        Shenzhen        Pro Forma       Pro Forma
                                     Assets                      Ltd             BAK          Adjustments    Consolidated
                                     ------                  ------------------------------------------------------------
                                                                  2004            2004                            2004
Current Assets
   Cash                                                               258       3,211,918                       3,212,176
   Cash - Restricted                                                            7,120,069                       7,120,069
   Accounts Receivable, Net                                                    20,999,561                      20,999,561
   Inventories                                                                 29,535,985                      29,535,985
   Prepaid Expenses                                                             1,330,645                       1,330,641
   Notes Receivable                                                                18,122                          18,122
   Accounts Receivable - Related Party                                            911,093                         911,093
                                                             ------------------------------------------------------------
      Total Current                                                   258      63,127,393            --        63,127,651
                                                             ------------------------------------------------------------
Long-Term Assets
   Property, Plant, & Equipment                                                19,875,583                      19,875,583
   Construction in Progress                                                    23,656,190                      23,656,190
   Land Use Rights                                                              4,029,038                       4,029,038
   Less Accumulated Depreciation                                               (2,370,774)                     (2,370,774)
                                                             ------------------------------------------------------------
     Long- Term Assets, Net                                          --        41,190,037            --        45,190,037
                                                             ------------------------------------------------------------
Other Assets
   Investment in Shenzhen BAK                                   2,000,000            --        (2,000,000)           --
   Other Receivables                                              225,972         225,972
   Intangible Assets                                               58,362          58,362
                                                             ------------------------------------------------------------
      Total other                                                    --           284,334            --           284,334
                                                             ------------------------------------------------------------

   Total Assets                                                 2,000,258     108,601,764      (2,000,000)    108,602,022
                                                             ------------------------------------------------------------

                      Liabilities and Shareholders' Equity
                      ------------------------------------

Current Liabilities
   Accounts Payable                                                            23,570,087                      23,570,087
   Bank Loans, Short Term                                                      27,304,162                      27,304,162
   Short Term Loans                                                             1,812,316                       1,812,316
   Notes Payable, Other                                                        20,772,559                      20,772,119
   Land Use Rights Payable                                                      3,750,756                       3,750,756
   Construction Costs Payable                                                   6,347,846                       6,347,846
   Customer Deposits                                                              369,390                         369,390
   Accrued Expenses                                                             5,247,656                       5,247,656
   Other Liabilities                                                              181,223                         181,223
                                                             ------------------------------------------------------------
      Total                                                          --        89,355,995            --        89,355,995
                                                             ------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 1)

Shareholders' Equity
   Capital Stock - $.001 Par
   Value, Authorized 1,000,000 Shares;
     20,000 Shares Issued                                             200            --                               200
   Additional Paid In Capital                                   2,002,345      12,081,526      (2,000,000)     12,083,871
   Accumulated Comprehensive Income                                                  (144)                           (144)
   Reserves                                                                     1,724,246                       1,724,246
                                                             ------------------------------------------------------------

Retained Earnings                                                  (2,287)      5,440,141                       5,437,854
                                                             ------------------------------------------------------------
                                                                2,000,258      19,245,769      (2,000,000)     19,246,027
                                                             ------------------------------------------------------------

Total Liabilities and Equity                                    2,000,258     108,601,764      (2,000,000)    108,602,022
                                                             ------------------------------------------------------------


   The accompanying notes are an integral part of this financial statement.

                     NOTES TO PRO FORMA FINANCIAL STATEMENTS

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES AND RECAPITALIZATION TRANSACTIONS

         BAK International Limited was incorporated in Hong Kong on December 29, 2003 under the Companies Ordinance as BATCO International Limited and subsequently changed its' name to BAK International Limited on November 3, 2004. BAK International Limited acquired 100% of the outstanding shares of Shenzhen BAK Battery Co., Ltd ("BAK") for a total consideration of USD$11.5 million on November 6, 2004. The shareholders of BAK International Limited are substantially the same shareholders as Shenzhen BAK Battery Co., Ltd, therefore the transaction has been accounted for as a recapitalization of BAK with no adjustment to the historical basis of the assets and liabilities of BAK and the operations consolidated as though the transaction occurred as of the beginning of the first accounting period presented in these financial statements.

         Shenzhen BAK Battery Co., Ltd. ("BAK") was founded on August 3, 2001 as a China-based company specializing in lithium ion (known as "Li-ion" or "Li-ion cell") battery cell production, for use in the replacement battery market, primarily for cell phones in the Peoples Republic of China (PRC).


                                  Appendix "B"


                             China BAK Battery, Inc.
                        and it's Wholly Owned Subsidiary
                         Shenzhen BAK Battery Co., Ltd.
                         (Formerly Medina Coffee, Inc.)
                            Pro Forma Balance Sheets
                             As at January 20, 2004
                                                                Medina         BAK Intl       Pro Forma       Pro Forma
                                     Assets                     Coffee           Ltd         Adjustments     Consolidated
                                                             ------------------------------------------------------------
                                                                 2004            2004                            2004
Current Assets
   Cash                                                            18,328       3,212,176                       3,230,504
   Cash - Restricted                                                            7,120,069                       7,120,069
   Accounts Receivable, Net                                                    20,999,561                      20,999,561
   Inventories                                                                 29,535,985                      29,535,985
   Prepaid Expenses                                                             1,330,645                       1,330,645
   Notes Receivable                                                                18,122                          18,122
   Accounts Receivable - Related Party                                            911,093                         911,093
                                                             ------------------------------------------------------------

      Total Current                                                18,328      63,127,651            --        63,145,979
                                                             ------------------------------------------------------------

Long-Term Assets
   Property, Plant, & Equipment                                                19,875,583                      19,875,583
   Construction in Progress                                                    23,656,190                      23,656,190
   Land Use Rights                                                              4,029,038                       4,029,038
   Less Accumulated Depreciation                                               (2,370,774)                     (2,370,774)
                                                             ------------------------------------------------------------

     Long-Term Assets, Net                                           --        45,190,037            --        45,190,037
                                                             ------------------------------------------------------------

Other Assets
   Other Receivables                                                              225,972                         221,972
   Intangible Assets                                                               58,362                          58,362
                                                             ------------------------------------------------------------

     Total other                                                     --           284,334            --           284,334
                                                             ------------------------------------------------------------


   Total Assets                                                    18,328     108,602,022            --       108,620,350
                                                             ------------------------------------------------------------

                      Liabilities and Shareholders' Equity

Current Liabilities
   Accounts Payable                                                            23,570,087                      23,570,087
   Bank Loans, Short Term                                                      27,304,162                      27,304,162
   Short Term Loans                                                             1,812,316                       1,812,316
   Notes Payable, Other                                                        20,772,559                      20,772,559
   Land Use Rights Payable                                                      3,750,756                       3,750,756
   Construction Costs Payable                                                   6,347,846                       6,347,846
   Customer Deposits                                                              369,390                         369,390
   Accrued Expenses                                                             5,247,656                       5,247,656

   Other Liabilities                                               20,000         181,223                         201,223
                                                             ------------------------------------------------------------
      Total                                                        20,000      89,355,995            --        89,375,995

COMMITMENTS AND CONTINGENCIES (NOTE 1)

Shareholders' Equity Common Stock - $.001 Par
    Value, Authorized 100,000,000 Shares;
      1,152,418 Shares Issued; 32,378,100 Shares
       Issued on a Pro Forma Basis                                  1,150             200          31,028          32,378
   Additional Paid In Capital                                      65,829      12,083,871         (99,679)     12,050,021
   Accumulated Comprehensive Income                                                                  (144)           (144)
   Reserves                                                                     1,724,246                       1,724,246
   Retained Earnings                                              (68,651)      5,437,854          68,651       5,437,854
                                                             ------------------------------------------------------------

                                                                   (1,672)     19,246,027            --        19,244,355
                                                             ------------------------------------------------------------


   Total Liabilities and Equity                                    18,328     108,602,022            --       108,620,350
                                                             ------------------------------------------------------------

The accompanying notes are an integral part of this financial statement.

               NOTES TO PRO FORMA FINANCIAL STATEMENTS

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES AND RECAPITALIZATION TRANSACTIONS

         BAK International Limited was incorporated in Hong Kong on December 29, 2003 under the Companies Ordinance as BATCO International Limited and subsequently changed its' name to BAK International Limited on November 3, 2004. BAK International Limited acquired 100% of the outstanding shares of Shenzhen BAK Battery Co., Ltd ("BAK") for a total consideration of USD$11.5 million on November 6, 2004. The shareholders of BAK International Limited are substantially the same shareholders as Shenzhen BAK Battery Co., Ltd, therefore the transaction has been accounted for as a recapitalization of BAK with no adjustment to the historical basis of the assets and liabilities of BAK and the operations consolidated as though the transaction occurred as of the beginning of the first accounting period presented in these financial statements.

         Shenzhen BAK Battery Co., Ltd. ("BAK") was founded on August 3, 2001 as a China-based company specializing in lithium ion (known as "Li-ion" or "Li-ion cell") battery cell production, for use in the replacement battery market, primarily for cell phones in the Peoples Republic of China (PRC).

         On January 10, 2005, BAK International Limited acquired the controlling interest in Medina Coffee, Inc. through a share exchange agreement, a reverse merger transaction. Medina Coffee, Inc. (a Nevada public company) issued 31,225,642 shares of its common stock for all of the outstanding shares of BAK International Limited. The transaction has been accounted for as a recapitalization of BAK International Limited whereby the historical operations of BAK become the historical operations of the Company with no adjustments to the historical basis of the assets and liabilities.


List of Shareholders of BAK International Limited

according to its record kept at its registered office as at 18th January 2005

Name of Shareholder                     No. of       Nominal    Total Nominal       Premium     Total Premium
                                        Shares        Value      Value Paid        per share   Paid of Payable
                                                    Per Share    or Payable
                                         (HK$)        (HK$)         (HK$)            (HK$)          (HK$)
--------------------------------      ----------   ----------   -------------     ----------   ---------------
Li xiangqian                             680,000         0.01        6,800.00            --            --
Li xiangqian                          20,553,437         0.01      205,534.37           2.92     60,016,036.04
Sky Target International Limited         320,000         0.01        3,200.00            --            --
 in trust for
    Wang jinghui                          15,291         0.01        1,152.91            --            --
    Li fenghua                            80,000         0.01          800.00            --            --
    Li yunfei                             45,000         0.01          450.00            --            --
    Zhang xuechun                         12,159         0.01          121.59            --            --
    Li jimin                              11,000         0.01          110.00            --            --
    Han yongbin                           10,000         0.01          100.00            --            --
    Li shumin                             10,000         0.01          100.00            --            --
    Mao huanyu                             8,000         0.01           80.00            --            --
    Wang xiaohui                           7,200         0.01           72.00            --            --
    Zhang shuquan                          4,250         0.01           42.50            --            --
    Zou yanlong                            4,000         0.01           40.00            --            --
    Huang jiajun                           4,000         0.01           40.00            --            --
    Zhou baicheng                          4,000         0.01           40.00            --            --
    Zhang yuxin                            2,400         0.01           24.00            --            --
    Li feng                                2,150         0.01           21.50            --            --
    Shao ge                                  300         0.01            3.00            --            --
    Lin yungqing                             250         0.01            2.50            --            --
Sky Target International Limited       9,672,205         0.01       96,722.05           2.92     28,242,838.60
 in trust for



List of Shareholders of BAK International Limited

according to its record kept at its registered office as at 18th January 2005

Name of Shareholder                     No. of       Nominal    Total Nominal       Premium     Total Premium
                                        Shares        Value      Value Paid        per share   Paid of Payable
                                                    Per Share    or Payable
                                         (HK$)        (HK$)         (HK$)            (HK$)          (HK$)
--------------------------------      ----------   ----------   -------------     ----------   ---------------
   Wang jinghui                        3,484,744         0.01       34,847.44           2.92     10,175,452.48
   Li fenghua                          2,418,051         0.01       24,180.51           2.92      7,060,708.92
   Li yunfei                           1,360,153         0.01       13,601.53           2.92      3,971,646.76
   Zhang xuechun                         367,514         0.01        3,675.14           2.92      1,073,140.88
   Li jimin                              332,482         0.01        3,324.82           2.92        970,847.44
   Han yongbin                           302,256         0.01        3,022.56           2.92        882,587.52
   Li shumin                             302,256         0.01        3,022.56           2.92        882,587.52
   Mao huanyu                            241,805         0.01        2,418.05           2.92        706,070.60
   Wang xiaohui                          217,625         0.01        2,176.25           2.92        635,465.00
   Zhang shuquan                         128,459         0.01        1,284.59           2.92        375,100.28
   Zou yanlong                           120,903         0.01        1,209.03           2.92        353,036.76
   Huang jiajun                          120,903         0.01        1,209.03           2.92        353,036.76
   Zhou baicheng                         120,903         0.01        1,209.03           2.92        353,036.76
   Zhang yuxin                            72,542         0.01          725.42           2.92        211,822.64
   Li feng                                64,985         0.01          649.85           2.92        189,756.20
   Shao ge                                 9,068         0.01           90.68           2.92         26,478.56
   Lin yungging                            7,556         0.01           75.56           2.92         22,063.52

Kenwell International Limited          1,879,446         0.01       18,794.46          15.21     28,593,891.46
  in trust for
   Chinamerica Fund, LP                  505,908         0.01        5,059.08          15.21      7,696,884.30
   264646 Alberta Ltd.                    17,707         0.01          177.07          15.21        269,394.30
   Bob Schiesser                          37,943         0.01          379.43          15.21        577,264.80
   Andrew Goodacre                        17,707         0.01          177.07          15.21        269,394.30


List of Shareholders of BAK International Limited

according to its record kept at its registered office as at 18th January 2005


Name of Shareholder                     No. of       Nominal    Total Nominal       Premium     Total Premium
                                        Shares        Value      Value Paid        per share   Paid of Payable
                                                    Per Share    or Payable
                                         (HK$)        (HK$)         (HK$)            (HK$)          (HK$)
--------------------------------      ----------   ----------   -------------     ----------   ---------------
   Kelly Fraser                           17,707         0.01          177.07          15.21        269,394.30
   William Tobman                          5,059         0.01           50.59          15.21         76,967.63
   Fabmar Investments Ltd.                10,118         0.01          101.18          15.21        153,935.25
   Robert Geddes                          10,118         0.01          101.18          15.21        153,935.25
   Richard Dahl                           10,118         0.01          101.18          15.21        153,935.25
   Eric Pedersen                           5,059         0.01           50.59          15.21         76,967.63
   Chapel Rock Holdings Ltd.              12,648         0.01          126.48          15.21        192,426.67
   Calvin Gabel                            5,059         0.01           50.59          15.21         76,967.63
   Gerald Slamko                           5,059         0.01           50.59          15.21         76,967.63
   Richard MacDermott                     15,177         0.01          151.77          15.21        230,902.88
   James Gilkison                         12,648         0.01          126.48          15.21        192,426.67
   Earl Fawcett                           17,707         0.01          177.07          15.21        269,394.30
   Michael Columbos                       25,295         0.01          252.95          15.21        384,838.13
   Harry Gabel                            22,766         0.01          227.66          15.21        346,361.92
   BOT Holdings, Inc.                     25,295         0.01          252.95          15.21        384,838.13
   G. Marshall Abbott                     37,943         0.01          379.43          15.21        577,264.80
   Don A. Leeb                             5,059         0.01           50.59          15.21         76,967.63
   Terral D. Hagman                       12,648         0.01          126.48          15.21        192,426.67
   Steven Perry                           12,648         0.01          126.48          15.21        192,426.67
   Steve Horth                             5,059         0.01           50.59          15.21         76,967.63
   J.M.C. Investments Ltd.                12,648         0.01          126.48          15.21        192,426.67
   Gary Allard                             5,059         0.01           50.59          15.21         76,967.63
   Dwight L. McLellan                     10,118         0.01          101.18          15.21        153,935.25
   Sandeep G. Aggarwal Professional       10,118         0.01          101.18          15.21        153,935.25
   Corp


List of Shareholders of BAK International Limited

according to its record kept at its registered office as at 18th January 2005

Name of Shareholder                     No. of       Nominal    Total Nominal       Premium     Total Premium
                                        Shares        Value      Value Paid        per share   Paid of Payable
                                                    Per Share    or Payable
                                         (HK$)        (HK$)         (HK$)            (HK$)          (HK$)
--------------------------------      ----------   ----------   -------------     ----------   ---------------
   G-Mac Welding Ltd.                      5,059         0.01           50.59          15.21         76,967.63
   Danich Investments Ltd.                10,118         0.01          101.18          15.21        153,935.25
   Dennis B. Bleackley                    12,648         0.01          126.48          15.21        192,426.67
   John Mackay                            12,648         0.01          126.48          15.21        192,426.67
   783036 Alberta Ltd.                    12,648         0.01          126.48          15.21        192,426.67
   Adam Carpenter                          7,589         0.01           75.89          15.21        115,459.05
   Ken Bell                                7,589         0.01           75.89          15.21        115,459.05
   Imtiaz Bhimani                          7,589         0.01           75.89          15.21        115,459.05
   Doug Riopelle & Linda                   5,059         0.01           50.59          15.21         76,967.63
   Benham-Riopelle
   A.J. Charbonneau                        5,059         0.01           50.59          15.21         76,967.63
   Jack Coldwell                          10,118         0.01          101.18          15.21        153,935.25
   Gary Evans                            758,862         0.01        7,588.62          15.21     11,545,326.47
   Kevin Halter Jr                       134,062         0.01        1,340.62          15.21      2,039,619.27


Harold E. Gear                            25,295         0.01          252.95          15.21        384,838.13
John B. Trescot                           12,648         0.01          126.48          15.21        192,426.67
John H. Trescot, Jr                       12,648         0.01          126.48          15.21        192,426.67
David L. Ebershoff                        25,295         0.01          252.95          15.21        384,838.13
W.W. Gay                                  12,648         0.01          126.48          15.21        192,426.67
Stephan Tobias                             5,059         0.01           50.59          15.21         76,967.63
Stephen S. Taylor, Jr                    126,477         0.01        1,264.77          15.21      1,924,221.08
Merry Lee Carnall                         50,591         0.01          505.91          15.21        769,691.47
Stephen S. Taylor, Sr                     25,295         0.01          252.95          15.21        384,838.13
Luciano M. Bruno                          12,648         0.01          126.48          15.21        192,426.67



List of Shareholders of BAK International Limited

according to its record kept at its registered office as at 18th January 2005


Name of Shareholder                     No. of       Nominal    Total Nominal       Premium     Total Premium
                                        Shares        Value      Value Paid        per share   Paid of Payable
                                                    Per Share    or Payable
                                         (HK$)        (HK$)         (HK$)            (HK$)          (HK$)
--------------------------------      ----------   ----------   -------------     ----------   ---------------
Ray Chapman                               50,591         0.01          505.91          15.21        769,691.47
William Rosen                             25,295         0.01          252.95          15.21        384,838.13
Robert Kirkland                           25,295         0.01          252.95          15.21        384,838.13
David A. Spinney                          50,591         0.01          505.91          15.21        769,691.47
Trevor Colby & Dylan Colby                12,648         0.01          126.48          15.21        192,426.67
Trevor Colby                              12,648         0.01          126.48          15.21        192,426.67
Charles Moldow                            25,295         0.01          252.95          15.21        384,838.13
David Ofman                               50,591         0.01          505.91          15.21        769,691.47
Robert O. McDonald                        25,295         0.01          252.95          15.21        384,838.13
Donna H. Dodson                           12,648         0.01          126.48          15.21        192,426.67
Paul E. Plowman                           12,648         0.01          126.48          15.21        192,426.67
James B. Lisle & W. Pauline Lisle          2,530         0.01           25.30          15.21         38,491.42
Ann T. Garrett                             2,530         0.01           25.30          15.21         38,491.42
Robert G. Rader & Judith T. Rader          5,059         0.01           50.59          15.21         76,967.63
Mark DeSalvo                              32,884         0.01          328.84          15.21        500,297.18
Yarek Bartos                              17,707         0.01          177.07          15.21        269,394.30
Zhang Si                                  50,591         0.01          505.91          15.21        769,691.47
Wang Ying                                911,545         0.01        9,115.45          15.21     13,868,245.63
Gong Chongying                            64,857         0.01          648.57          15.21        986,734.40
Chen Wanpei                              252,954         0.01        2,529.54          15.21      3,848,442.16
An Xin                                   288,367         0.01        2,883.67          15.21      4,387,215.54
Lake Street Fund, LP                     478,083         0.01        4,780.83          15.21      7,273,554.76
Fred Astman & Jean Astman                164,420         0.01        1,644.20          15.21      2,501,485.88
Scott Hood                                37,943         0.01          379.43          15.21        577,264.80



List of Shareholders of BAK International Limited

according to its record kept at its registered office as at 18th January 2005

Name of Shareholder                     No. of       Nominal    Total Nominal       Premium     Total Premium
                                        Shares        Value      Value Paid        per share   Paid of Payable
                                                    Per Share    or Payable
                                         (HK$)        (HK$)         (HK$)            (HK$)          (HK$)
--------------------------------      ----------   ----------   -------------     ----------   ---------------
Leong Sing Lye also known
  as Johy Lye                            217,540         0.01        2,175.40          15.21      3,309,653.56
Dave Moy                                  80,945         0.01          809.45          15.21      1,231,497.23
Stephen C. Kircher                       151,772         0.01        1,517.72          15.21      2,309,059.21
William H. Hedden &
  Sandra L. Hedden                        25,295         0.01          252.95          15.21        384,838.13
Larry Kelley                              25,295         0.01          252.95          15.21        384,838.13
Midsouth Investor Fund, L.P.             164,420         0.01        1,644.20          15.21      2,501,485.88
Stehpen Sun Chial                         12,648         0.01          126.48          15.21        192,426.67
Jayhawk China Fund (Caymon) Ltd.         252,954         0.01        2,529.54          15.21      3,848,442.16
Lighthouse Capital                        50,591         0.01          505.91          15.21        769,691.47
The Pinnacle Fund, L.P.                2,109,636         0.01       21,096.36          15.21     32,096,002.10
Westpark Capital LP                      505,908         0.01        5,059.08          15.21      7,696,884.31
Bellfield Capital Partners LP            101,182         0.01        1,011.82          15.21      1,539,382.95
Incline Capital, L.P.                    101,182         0.01        1,011.82          15.21      1,539,382.95
                                      ----------   ----------   -------------     ----------   ---------------
                                      39,826,075                   398,260.75                   219,105,862.30